                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington D.C., 20549

                                    Form S-8
                             REGISTRATION STATEMENT
                                      Under
                           The Securities Act of 1933

                        Commission file number 000-25523

                                 SHARECOM, INC.

               (Exact name of registrant as specified in charter)

Nevada                                           86-0857752
(State of other jurisdiction of                  (I.R.S. Employer Identification
incorporation or organization)                    Number)

1251 N. Sherwood Lane
Palatine, Illinois                               60067
(Address of Principal Executive Office)          (Zip Code)

                              Consultant Agreements
                            (Full Title of the Plan)

                                 (800) 818-6505
              (Registrant's Telephone Number, Including Area Code)

                            Brad Nordling, President
                              1251 N. Sherwood Lane
                            Palatine, Illinois 60067
                     (Name and Address of Agent for Service)

                                            Proposed
                                            maximum       Proposed
                                            Offering      maximum
                             Amount to      price         aggregate     Amount of
Title of Securities to be    be             per           offering      registration
registered                   registered     share(2)      price         fee
--------------------------   ------------   -----------   -----------   ----------------
Common Stock (1)             130,000,000    $0.35         $45,500,000   $11,375.00

1. Represents up to 130,000,000 shares of common stock that may be offered for resale upon exercise of stock options issued by the registrant pursuant to certain Consultant Agreements.

2. Calculated in accordance with Rule 457(c) using the five day average of the low and high prices for the common stock on November 20, 2001.

                                   PROSPECTUS

                The date of this Prospectus is November 20, 2001.

                                 SHARECOM, INC.

               Up to 130,000,000 Shares of Common Stock that may be
                             Received by Consultants
                       Pursuant to the terms of a certain
        Consultant Agreements and Re-offered by Means of this Prospectus

Two (2) consultants are the holders of options to purchase up to 130,000,000 shares of common stock of SHARECOM, INC. ("Company") that may be offered for sale in the over-the-counter market or otherwise after exercise of the option. It is expected that any brokers and dealers effecting future transactions will be paid the normal and customary commissions for market transactions; however the Shares may be sold in a private transaction(s).

Each Consultant, pursuant to the terms of certain Consultant Agreements with the Company in consideration of the payment to the Company of $150,000, and its provision of other contractually agreed upon consulting services, acquired an option to purchase up to 65,000,000 Shares for an exercise price of $0.000923 per share (" Option"). The Option has a term of ninety (90) days from the date of grant, which was November 10, 2001.

The Company's Common Stock is currently quoted on the National Associations of Securities Dealers ("NASD") Over-the-Counter Bulletin Board ("OTCBB") under the symbol "SHCC". On November 18, 2002, the closing low and high prices of shares of Common Stock of the Company were $0.35 and $0.45, respectively. However, the Company considers its Common Stock to be thinly traded and, as a result, any reported sales prices may not be a true market- based valuation of the Common Stock.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION, NOR HAS THE COMMISSION PASSED ON THE ACCURACY OR THE ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

No person has been authorized by the Company to give any information or to make any representation other than as contained in this Prospectus and, if given or made, such information or representation must not be relied upon as having been authorized by the Company. Neither the delivery of this Prospectus nor any distribution of the shares of the Common Stock issuable under the terms of the Consultant Agreement shall, under any circumstances, create any implication that there has been no change in the affairs of the Company since the date hereof.

This Prospectus does not constitute an offer to sell securities in any state to any person to whom it is unlawful to make such offer in such state.

The securities offered hereby involve a high degree of risk. See "Risk Factors."

                              SUMMARY OF PROSPECTUS

Item 1.

The Company

This Prospectus will accompany reoffers of shares of common stock received by the Consultants upon the future possible exercise of the Options. Registrant has registered 130,000,000 Shares, which shares may be issued upon any future exercise of the Option under the terms of the Consultant Agreements. The Company's principal offices are located at 1251 N. Sherwood Lane, Palatine, Illinois, 60067, telephone number (800) 818-6505.

     This Form S-8 contains forward-looking statements within the meaning of the federal securities laws. These forward-looking statements are necessarily based on certain assumptions and are subject to significant risks and uncertainties. These forward-looking statements are based on management's expectations as of the date hereof, and the Company does not undertake any responsibility to update any of these statements in the future. Actual future performance and results could differ from that contained in or suggested by these forward-looking statements as a result of various factors set forth in this Form S-8.

                                  RISK FACTORS

The purchase of the securities offered hereby is subject to risk. Investors should evaluate these risk factors carefully.

Need for Additional Financing. The Company has been financed through the sale of its common stock. In order to succeed, the Company will require additional capital for working capital and for marketing. There can be no assurance that such financing will be available, or if and when acquired, no assurance can be given that it will be acceptable to the Company.

Markets Uncertain. Despite the business experience of the officers, directors, and principal shareholders of the Company, and the Company's products, there can be no assurance that markets for the Company's products will continue to be sizable enough to permit the Company to operate profitably.

Reliance on Management. All decisions with respect to the management of the Company will be made exclusively by its officers and directors. To a large extent, the success of the Company will depend upon the quality of the management provided by its officers and directors. No assurance can be given that management will operate the Company on a profitable basis.

Dependence upon Key Personnel. The success of the Company will be largely dependent on the personal efforts of key employees, officers, and directors, who are responsible for the development of the business of the Company. If any of the key employees, officers or directors should, for whatever reason, cease to serve the Company, the Company may find it difficult to find replacements within a short time frame, and thus, the Company's ability to meet its goals could be adversely affected.

Company Capitalization. To the extent that the funding may be insufficient to meet expenses, the Company may be required to obtain the funds through additional borrowings or by raising funds through selling equity interests in the Company. The sale of equity interests may result in substantial dilution to holders of Shares. Management believes that operating profits can be generated, but both the development of intellectual properties and any return to Shareholders may take considerably longer than anticipated.

                                     PART I

Item 2.

General

The Company was formed as an Internet e-commerce business selling electronic products to consumers through its 2WayTalk.com website. The Company is now expanding its product lines through its other website, named WeatherRadios.com. The founders of the Company are: Lynda Nordling, a marketing executive with twenty-three years experience at the headquarters of a major insurance company, and Brad Nordling, a software developer who has twenty years technology experience concentrating on website development during the last past several years.

The Company's principal executive offices are located at 1251 N. Sherwood Lane, Palatine, Illinois, telephone (800) 818-6505.

Management

Brad Nordling          CEO, President and Director
Michele Smith          Secretary/ Treasurer
Frank Richier          Vice President of Operations

Brad Nordling-Chief Executive Officer, President and Director. Brad Founded the Company in 1994 as Shared Computer Services. Early services offered included Local Area Network installations and upgrades. Wed site development started in late 1996 and online shopping through 2 Way Talk.com and then WeatherRadios.com began in January 1999. Brad has been full-time since October 1, 2001. Before that, he also held outside positions, most recently at I-Jam Multimedia as Director of Information Technology. Brad began there in July 2000, creating their e-commerce "on-line" presence. Before I-Jam, Brad was a Senior Developer for PowerCerv, an ERP Software producer. Starting in April 1997, Brad was in charge of developing and implementing customized systems for various corporate clients, including Friskars and Lutheran Brotherhood. Prior to PowerCerv, Brad was a Senior Staff Programmer at Allstate Insurance at the conclusion of his ten-year career there.

Michele Smith - Secretary/Treasurer. Michele started at the Company in March 2000 and holds a variety of responsibilities. She is in charge of all website development and maintenance for the WeatherRadio.com site. In addition to all her technical skills, she is in charge of customer service. Ms. Smith handles all customer follow-ups for order status inquires and product returns. Michele's duties also include maintaining financial records for the Company. Prior to coming to the Company, Michele was customer service specialist for American Online. She began there in 1996, handling customer calls and monitoring various chat rooms and message boards. She also managed the accounting for her husband's business.

Frank Richier - Vice President of Operations. Frank began with the Company in this May 2001. Prior to coming, Frank was founding member of I-Jam Multimedia. Frank was in charge of directing and managing the overall sales operations at I-Jam, which included a staff of over 30 sales persons throughout the United States. Relationships built with major retailers, like Best Buy, Target, AOL, Sears, and Amazon produced first year sales of over $12 Million with one SKU
(Item). Frank began with I-Jam in mid 1998 after success at I-Jam's sister company, Wireless Marketing Corporation. Beginning there in the middle of 1996, he was Director of Sales, helping to attain a 70% increase revenue.

Legal Proceedings

The Company is not currently involved in any legal proceedings.

Properties.

The Company maintains its administrative offices at 1251 N. Sherwood Lane, Palatine, Illinois 60067 which is the residence of Brad Nordling, the President of the Company.

                                     PART II

Item 3. Information with Respect to the Company

This Prospectus is accompanied by the Company's Form 10-KSB for the year ended December 31, 2000, and its latest Form 10-QSB Quarterly Reports filed subsequent thereto, for quarter ending September 30,2001. These Annual, Quarterly and Current Reports, as well as all other reports filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, in addition to the Form 8-K filed on August 3, 2001,are hereby incorporated by reference in this Prospectus and may be obtained upon the oral or written request of any person to the Company at 1251 N. Sherwood Lane, Palatine, Illinois telephone number (800) 818-6505

Incorporation of Documents by Reference.

The registrant incorporates the following documents by reference in this Registration Statement:

(a) The registrants Form 10-SB filed August 31, 1999
(b) The registrants Quarterly Report on Form 10-QSB for the quarter ending March 30, 1999.
(c) The registrants Quarterly Report on Form 10-QSB for the quarter ending June 30, 1999.
(d) The registrants Quarterly Report on Form 10-QSB for the quarter ending September 30, 1999
(e) The registrants Quarterly Report on Form 10-KSB for the year ending December 30, 1999.
(f) The registrants Quarterly Report on Form 10-QSB for the quarter ending March 30, 2000.
(g) The registrants Quarterly Report on Form 10-QSB for the quarter ending June 30, 2000.
(h) The registrants Quarterly Report on Form 10-KSB for the year ending December 30, 2000.
(i) The registrants Quarterly Report on Form 10-QSB for the quarter ending March 30, 2001.
(j) The registrants Quarterly Report on Form 10-QSB for the quarter ending June 30, 2001.
(k) The registrants Quarterly Report on Form 10-QSB for the quarter ending September 30, 2001.
(l) The registrants Form 8-K for the merger between Anonymous Data Corporation and ShareCom, Inc. with ShareCom, Inc. audit for the year ended December 31, 2000 filed on August 3, 2001.

Item 4. Description of Securities

General

Common Stock

The Company's Articles of Incorporation authorizes the issuance of up to 750,000,000 shares of common stock, $0.001 par value per share, of which approximately 650,000,000 shares were outstanding as of the date of this filing. Holders of shares of common stock are entitled to one vote for each share on all matters to be voted on by the stockholders and have no cumulative voting rights.

Holders of shares of common stock are entitled to share ratably in dividends, if any, as may be declared, from time to time by the Board of Directors in its discretion, from funds legally available therefore. In the event of a liquidation, dissolution or winding up of the Company, the holders of shares of common stock are entitled to share pro rata all assets remaining after payment in full of all liabilities. Holders of common stock have no preemptive rights to purchase the Company's common stock. There are no conversion rights or redemption or sinking fund provisions with respect to the common stock. All of the outstanding shares of common stock are validly issued, fully paid and non-assessable.

Preferred Stock

The Company's Articles of Incorporation authorizes the issuance of 25,000,000 shares of preferred stock, $0.001 par value per share, of which no shares were outstanding as of the date of this filing. The preferred stock may be issued from time to time by the Board of Directors as shares of one or more classes or series. Subject to the provisions of the Company's Certificate of Incorporation and limitations imposed by law, the Board of Directors is expressly authorized to adopt resolutions to issue the shares, to fix the number of shares and to change the number of shares constituting any series, and to provide for or change the voting powers, designations, preferences and relative, participating, optional or other special rights, qualifications, limitations or restrictions thereof, including dividend rights (including whether dividends are cumulative), dividend rates, terms of redemption (including sinking fund provisions), redemption prices, conversion rights and liquidation preferences of the shares constituting any class or series of the preferred stock, in each case without any further action or vote by the stockholders.

One of the effects of undesignated preferred stock may be to enable the Board of Directors to render more difficult or to discourage an attempt to obtain control of the Company by means of a tender offer, proxy contest, merger or otherwise, and thereby to protect the continuity of the Company's management. The issuance of shares of preferred stock pursuant to the Board of Director's authority described above may adversely affect the rights of holders of Common stock. For example, preferred stock issued by the Company may rank prior to the Common Stock as to dividend rights, liquidation preference or both, may have full or limited voting rights and may be convertible into shares of Common Stock. Accordingly, the issuance of shares of preferred stock may discourage bids for the Common Stock at a premium or may otherwise adversely affect the market price of the Common Stock.

The Company has no present plans to issue preferred stock.

Item 5. Interests of Named Experts and Counsel

     N/A

Item 6. Indemnification

The Articles of Incorporation for the Company do contain provisions for indemnification of the officers and directors; in addition, Section 78.751 of the Nevada General Corporation Laws provides as follows:

Indemnification of officers, directors, employees and agents; advance of expenses.

1. A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, except an action by or in the right of the corporation, by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorney's fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with the action, suit or proceeding if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, does not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and that, with respect to any criminal action or proceeding, he had reasonable cause to believe that his conduct was unlawful.

2. A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses, including amounts paid in settlement and attorneys' fees actually and reasonably incurred by him in connection with the defense or settlement of the action or suit if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation. Indemnification may not be made for any claim, issue or matter as to which such a person has been adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable to the corporation or for amounts paid in settlement to the corporation, unless and only to the extent that the court in which the action or suit was brought or other court of competent jurisdiction determines upon application that in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

3. To the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections 1 and 2, or in defense of any claim, issue or matter therein, he must be indemnified by the corporation against expenses, including attorneys' fees, actually and reasonably incurred by him in connection with the defense.

4. Any indemnification under subsections 1 and 2, unless ordered by a court or advanced pursuant to subsection 5, must be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances. The determination must be made:

          (a)  By the stockholders:
          (b)  By the board of directors by majority vote of a quorum consisting
               o directors who were not parties to act, suit or proceeding;
          (c)  If a majority vote of a quorum consisting of directors who were not parties to the act, suit or proceeding so orders, by
               independent legal counsel in a written opinion; or
          (d) If a quorum consisting of directors who were not parties to the act, suit or proceeding cannot to obtained, by independent legal counsel in a written opinion; or

5. The articles of incorporation, the bylaws or an agreement made by the corporation may provide that the expenses of officers and directors incurred in defending a civil or criminal, suit or proceeding must be paid by the corporation as they are incurred and in advance of the final disposition of the action, suit or proceeding, upon receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that he is not entitled to be indemnified by corporation. The provisions of this subsection do not affect any rights to advancement of expenses to which corporate personnel other than the directors or officers may be entitled under any contract or otherwise by law.

6. The indemnification and advancement of expenses authorized in or ordered by a court pursuant to this section:

     (a) Does not exclude any other rights to which a person seeking indemnification or advancement of expenses may be entitled under the articles of incorporation or any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, for either an action in his official capacity or an action in another capacity while holding his office, except that indemnification, unless ordered by a court pursuant to subsection 2 or for the advancement of expenses made pursuant to subsection 5, may not be made to or on behalf of any director or officer if a final adjudication establishes that his act or omissions involved intentional misconduct, fraud or a knowing violation of the law and was material to the cause of action.

     (b) Continues for a person who has ceased to be a director, officer, employee or agent and inures to the benefit of the heirs, executors and administrators of such a person.

Item 7. Exemption From Registration Claimed.

The Options and the Shares that may be received upon the exercise thereof by the Consultants were exempt from the registration requirements of the Securities Act of 1933 as amended by virtue of Section 4(2) thereof covering transactions not involving any public offering or not involving any "offer" or "sale".

Item 8. Exhibits.

3.1  Articles of Incorporation of registrant (1).
3.2  Bylaws (2).
5    Opinion of Robert S. Luce, Esq., regarding legality of shares being issued (3).
10   a.  Consultants Agreements (3).

________________________________
(1) Incorporated by reference from the registrant's Registration Statement on Form 10SB, File No. 000-25523;
(2) Incorporated by reference from the registrant's Registration Statement on Form 10SB, File No. 000-25523;
(3)  Filed herewith.

Item 9. Undertakings.

The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

          (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;
          (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;
          (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement, including (but not limited to) any addition or election of a managing underwriter.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities offered at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Company's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement referring to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel that matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Palatine, State of Illinois, on this 20th day of November, 2001.

SHARECOM, INC.

By:  /s/ Brad Nordling
     ------------------------
     Brad Nordling, President

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated on November 15, 2001.

Signature                   Title                              Date

/s/ Brad Nordling           CEO, President and sole Director   November 19, 2001
-----------------
Brad Nordling